Report Regarding Investment Decision of Woori Bank

On March 7, 2012, Woori Finance Holdings Co., Ltd. disclosed that the board of directors of Woori Bank, its wholly-owned subsidiary, resolved to approve an increase in the agreed maximum investment limit for its investment in Korea BTL Infrastructure Fund.

Key Details

Investment Target	Company Name	Korea BTL Infrastructure Fund	Representative Corporate Director	Woori Asset Management Co., Ltd.

	Capital (Won)	466,967,840,000	Number of Issued Shares	93,393,568

	Woori Bank’s Relationship to Company	Largest shareholder	Business Type	Private investment and lending

Investment Details	Number of Shares to be Acquired	166,606,432

	Investment Amount (Won)	833,032,160,000

	Shareholders’ Equity of Woori Bank (Won)	18,118,308,126,720

	Investment Amount to Shareholders’ Equity (%)	4.60

	Large Corporation	Yes

Share Ownership After Acquisition	Number of Shares Owned by WooriBank	260,000,000

	Percentage of Shares Owned by WooriBank (%)	100.00

Method of Investment	Acquisition through private indirect investment vehicle

Purpose of Investment	Indirect investment in private investment business

Scheduled Date of Acquisition	Not applicable

Decision Date	March 7, 2012

Other Information:

•	The investment amount as of the reporting date is Won 467 billion, which amount may increase up to the agreed maximum investment limit of Won 1.3 trillion.

•	The agreed maximum investment limit has been increased by Won 500 billion pursuant to the decision made by the board of directors of Woori Bank.

Summary of Financial Information of Korea BTL Infrastructure Fund

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholders’ Equity	Capital	Revenue	Net Profit
FY2011	474,215	186	474,028	466,968	25,859	24,448

FY2010	340,900	137	340,763	334,792	22,342	21,252

FY2009	280,146	115	280,031	275,762	14,409	13,502